UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Alterra Capital Holdings Limited
(Name of Issuer)

Common Shares, Par Value $1.00 per share
(Title of Class of Securities)

G0229R 108
(CUSIP Number)

David Wermuth, Esq.
Stone Point Capital LLC
20 Horseneck Lane
Greenwich, CT 06830
(203) 862−2900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0229R 108
1.	Names of Reporting Person Trident III, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,239,709
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,239,709
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,239,709
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) * 13.1%**
14.	Type of Reporting Person PN

*
The calculation of the foregoing percentage is based on 95,980,978 Common Shares outstanding as of November 6, 2012 as disclosed in the Issuer’s Current Report on Form 10-Q filed on November 9, 2012.  Please see Item 5.

**
Each Common Share entitles its holder to one vote on each matter that is voted upon by poll at a general meeting of Alterra Capital Holdings Limited, subject to certain provisions of Alterra Capital Holdings Limited’s bye-laws that reduce the total voting power of any U.S. shareholder owning, directly or indirectly, beneficially or otherwise, as described in Alterra Capital Holdings Limited’s bye-laws, 9.5% or more of the Common Shares to less than 9.5% of the total voting power of Common Shares.

CUSIP No. G0229R 108
1.	Names of Reporting Persons. Trident III Professionals Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 321,802
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 321,802
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 321,802
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) * 0.3%
14.	Type of Reporting Person PN

*
The calculation of the foregoing percentage is based on 95,980,978 Common Shares outstanding as of November 6, 2012 as disclosed in the Issuer’s Current Report on Form 10-Q filed on November 9, 2012.  Please see Item 5.

CUSIP No. G0229R 108
1.	Names of Reporting Persons. Trident Capital III, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,239,709
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,239,709
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,239,709
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11)* 13.1%**
14.	Type of Reporting Person PN

*
The calculation of the foregoing percentage is based on 95,980,978 Common Shares outstanding as of November 6, 2012 as disclosed in the Issuer’s Current Report on Form 10-Q filed on November 9, 2012.  Please see Item 5.

**
Each Common Share entitles its holder to one vote on each matter that is voted upon by poll at a general meeting of Alterra Capital Holdings Limited, subject to certain provisions of Alterra Capital Holdings Limited’s bye-laws that reduce the total voting power of any U.S. shareholder owning, directly or indirectly, beneficially or otherwise, as described in Alterra Capital Holdings Limited’s bye-laws, 9.5% or more of the Common Shares to less than 9.5% of the total voting power of Common Shares.

CUSIP No. G0229R 108
1.	Names of Reporting Persons. Stone Point GP Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 321,802
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 321,802
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 321,802
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11)* 0.3%
14.	Type of Reporting Person CO

*
The calculation of the foregoing percentage is based on 95,980,978 Common Shares outstanding as of November 6, 2012 as disclosed in the Issuer’s Current Report on Form 10-Q filed on November 9, 2012.  Please see Item 5.

CUSIP No. G0229R 108
1.	Names of Reporting Persons. Stone Point Capital LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,561,511
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,561,511
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) * 13.4%**
14.	Type of Reporting Person (See Instructions) OO

*
The calculation of the foregoing percentage is based on 95,980,978 Common Shares outstanding as of November 6, 2012 as disclosed in the Issuer’s Current Report on Form 10-Q filed on November 9, 2012.  Please see Item 5.

**
Each Common Share entitles its holder to one vote on each matter that is voted upon by poll at a general meeting of Alterra Capital Holdings Limited, subject to certain provisions of Alterra Capital Holdings Limited’s bye-laws that reduce the total voting power of any U.S. shareholder owning, directly or indirectly, beneficially or otherwise, as described in Alterra Capital Holdings Limited’s bye-laws, 9.5% or more of the Common Shares to less than 9.5% of the total voting power of Common Shares.

The Schedule 13D filed on May 19, 2010 (the “Initial Schedule 13D”) jointly on behalf of Stone Point Capital LLC (“Stone Point”), Trident Capital III, L.P. (“Trident GP”), Stone Point GP Ltd. (“Trident PF GP”), Trident III, L.P. (“Trident III”) and Trident III Professionals Fund, L.P. (“Trident III PF” and, together with Trident III, the “Stone Point Partnerships” and, together with Stone Point, Trident GP and Trident PF GP, the “Reporting Persons”), relating to the voting common shares, par value $1.00 per share (the “Common Shares”), of Alterra Capital Holdings Limited, a Bermuda exempted company (the “Issuer” or “Alterra”), is hereby amended and supplemented as set forth below (the Initial Schedule 13D, as amended hereby, the “Schedule 13D”).  Where disclosure made in one Item in the Initial Schedule 13D was incorporated by reference into another Item, amendments made herein to any such first Item are incorporated into each such second Item of the Schedule 13D.  Capitalized terms used herein but not defined herein have the respective meanings defined in the Initial Schedule 13D.

Item 2.	Identity and Background.

The second paragraph of Item 2 is hereby deleted and replaced with the following paragraph:

The sole general partner of Trident III is Trident GP.  As the general partner of Trident III, Trident GP may be deemed to have voting and investment power with respect to securities of the Issuer that are held by Trident III.  The general partners of Trident GP are four single member limited liability companies that are owned by individuals who are also members of Stone Point (James D. Carey, Charles A. Davis, Meryl D. Hartzband and David Wermuth).  The Investment Committee of Trident GP consists of James D. Carey, Charles A. Davis, Stephen Friedman, Meryl D. Hartzband, David Wermuth and Nicolas Zerbib.

The fifth paragraph of Item 2 is hereby deleted and replaced with the following paragraph:

Stone Point is a Delaware limited liability company and its principal business is serving as the manager of private equity funds, including Trident III and Trident III PF.  Trident GP is a Cayman Islands limited partnership whose principal business is serving as the sole general partner of Trident III.  Trident PF GP is a Cayman Islands limited company whose principal business is serving as the sole general partner of Trident III PF.  Each of the Stone Point Partnerships is a Cayman Islands limited partnership whose principal business is investing in securities and assets of companies operating in the financial services industry.  The registered office of each of the Stone Point Partnerships is c/o Citco Trustees (Cayman) Limited, 89 Nexus Way, Camana Bay, P.O. Box 31106, SMB Grand Cayman, Cayman Islands.  The business office of Stone Point is 20 Horseneck Lane, Greenwich, CT 06830.

Item 2 is amended and supplemented by substituting Schedule I attached hereto for the version attached to the Initial Schedule 13D.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

Alterra announced on December 19, 2012 that, on December 18, 2012, it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Markel Corporation (“Markel”) and Commonwealth Merger Subsidiary Limited, a direct wholly owned subsidiary of Markel (“Merger Sub”), pursuant to which, subject to the terms and conditions set forth therein, Merger Sub will merge with and into Alterra (the “Merger”), with Alterra as the surviving company (the “Surviving Company”) becoming a wholly owned subsidiary of Markel.  Pursuant to the Merger Agreement, among other things, upon the closing of the Merger, each issued and outstanding Common Share (other than any Common Shares with respect to which appraisal rights have been duly exercised under Bermuda law), will automatically be converted into the right to receive (a) 0.04315 validly issued, fully paid and nonassessable shares of Markel voting common stock, without par value, together with any cash paid in lieu of fractional shares, and (b) $10.00 in cash, without interest.  Any holder of a warrant to purchase Common Shares, including the Reporting Persons in respect of the warrants described in Item 5, will have the option to either surrender such warrant to Markel in the Merger for the same cash and Markel stock consideration that would have been payable had such holder made a cashless exercise of such warrant immediately prior to the Merger, or cause such warrant to remain outstanding after the Merger as a warrant to purchase the cash and Markel stock that would have been payable in respect of the Common Shares for which such warrant may have been exercised immediately prior to the Merger.  A copy of the joint press release of Alterra and Markel issued on December 19, 2012, announcing the entry into the Merger Agreement is attached as Exhibit 4 and is incorporated by reference herein.

As an inducement for Alterra and Markel to enter into the Merger Agreement, shareholders of Markel and Alterra who are directors, members of senior management or certain institutional investors entered into voting agreements covering, in the case of Alterra approximately 19.6% of the outstanding voting power of Common Shares (after giving effect to certain voting cutbacks set forth in the bye−laws of Alterra) (the “Alterra Voting Agreement”), and in the case of Markel, at least 5.2% of the outstanding voting power of Markel.  The Reporting Persons entered into the Alterra Voting Agreement as shareholders of Alterra for no additional consideration.

Pursuant to the voting agreements, each such shareholder agreed, among other things, to vote all of such shareholder’s common shares in favor of the matters to be submitted to the vote of the applicable party’s shareholders in connection with the Merger and against any competing takeover proposal or any amendment to Alterra’s and Markel’s memorandum of association or bye−laws or equivalent documents that would reasonably be expected to materially impede or delay the Merger Agreement and the transactions contemplated by the Merger Agreement.  Each such shareholder has also granted a proxy, in the case of Alterra shareholders, to Markel and up to two designated officers of Markel, and in the case of Markel shareholders, to Alterra and up to two designated officers of Alterra, to vote such shareholder’s shares in accordance with the terms of the voting agreement to which it is a party.  Accordingly, by executing the Alterra Voting Agreement, the Reporting Persons have agreed to so vote the Common Shares beneficially owned by them and have granted such a proxy to Markel with respect to those Common Shares.

Those shareholders of Alterra and Markel executing a voting agreement agreed that for a period beginning on December 18, 2012 and ending three months following the effective time of the Merger, such shareholder will not offer or agree to directly or indirectly sell, transfer, assign or otherwise dispose of or create or permit to exist any encumbrance with respect to any common shares, options or warrants owned by such person, subject to customary exceptions.  Accordingly, by executing the Alterra Voting Agreement, the Reporting Persons have agreed to such restrictions in respect of the Common Shares beneficially owned by them.

The foregoing descriptions of the Merger Agreement and the Alterra Voting Agreement do not purport to be complete and are subject to and qualified in their entirety by reference to the full Merger Agreement and the Form of Company Shareholder Agreement (i.e., the Alterra Voting Agreement), which are filed as Exhibits 5 and 6, respectively, and which are incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows.

The information set forth or incorporated by reference in Items 2, 3, 4 and 6 is hereby incorporated herein by reference thereto.

(a), (b)  The following disclosure assumes that there are 95,980,978 Common Shares outstanding, which was the number of Common Shares that the Issuer disclosed in its Quarterly Report on Form 10-Q filed on November 9, 2012 were outstanding as of November 6, 2012.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”):  (i) Trident III may be deemed to beneficially own an aggregate of approximately 13,239,709 Common Shares (consisting of the 8,264,544 Common Shares that it holds and the approximately 4,975,165 Common Shares represented by warrants), representing approximately 13.1% of the Common Shares outstanding; (ii) Trident III PF may be deemed to beneficially own an aggregate of 321,802 Common Shares (consisting of the 201,131 Common Shares that it holds and the approximately 120,671 Common Shares represented by warrants), representing approximately 0.3% of the Common Shares outstanding; (iii) in its capacity as sole general partner of Trident III, Trident GP may be deemed to beneficially own an aggregate of approximately 13,239,709 Common Shares (consisting of the 8,264,544 Common Shares that it holds and the approximately 4,975,165 Common Shares represented by warrants), representing approximately 13.1% of the Common Shares outstanding; (iv) in its capacity as sole general partner of Trident III PF, Trident PF GP may be deemed to beneficially own an aggregate of 321,802 Common Shares (consisting of the 201,131 Common Shares that it holds and the approximately 120,671 Common Shares represented by warrants), representing approximately 0.3% of the Common Shares outstanding; and (v) in its capacity as the manager of Trident III and Trident III PF, Stone Point may be deemed to beneficially own an aggregate of approximately 13,561,511 Common Shares (consisting of the 8,465,675 Common Shares held by Trident III and Trident III PF and the approximately 5,095,836 Common Shares represented by warrants), representing approximately 13.4% of the Common Shares outstanding.

In its role as manager of Trident III and Trident III PF, Stone Point has authority delegated to it by Trident GP and Trident PF GP to exercise sole voting rights with respect to the aggregate of approximately 13,561,511 Common Shares that are held by Trident III and Trident III PF, but does not have any power with respect to disposition of such Common Shares.

The investment decisions of Trident GP are made by the Investment Committee of Trident GP or by a majority of the general partners of Trident GP named in Item 2 of this Schedule.  Each of the members of the Investment Committee and the general partners of Trident GP disclaims beneficial ownership of the Common Shares that Trident GP may be deemed to beneficially own, except to the extent of any pecuniary interest therein.

The investment decisions of Trident PF GP are made by the directors of Trident PF GP named in Item 2 of this Schedule.  Each of the directors of Trident PF GP disclaims beneficial ownership of the Common Shares that Trident PF GP may be deemed to beneficially own, except to the extent of any pecuniary interest therein.

The investment decisions of Stone Point are made by the members of Stone Point named in Item 2 of this Schedule.  Each of the members of Stone Point disclaims beneficial ownership of the Common Shares that Stone Point may be deemed to beneficially own, except to the extent of any pecuniary interest therein.

Each Common Share entitles its holder to one vote on each matter that is voted upon by poll at a general meeting of the Issuer, subject to certain provisions of the Issuer’s bye-laws that reduce the total voting power of any U.S. shareholder owning, directly or indirectly, beneficially or otherwise, as described in the Issuer’s bye-laws, 9.5% or more of the Common Shares to less than 9.5% of the total voting power of Common Shares.

(c)  Each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule, has effected any transactions in Common Shares during the past 60 days, except as disclosed herein and except that on December 5, 2012, the number of Common Shares represented by the warrants held by Trident III was increased by approximately 33,854 Common Shares and the number of Common Shares represented by the warrant held by Trident III PF was increased by approximately 821 Common Shares, in each case upon the Issuer’s payment of a dividend of $0.16 per Common Share and pursuant to the anti-dilution provision of the applicable warrant.

(d)  Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.

(e)  Not applicable.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit 4
Joint Press Release dated December 19, 2012  (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Alterra Capital Holdings Limited with the Securities and Exchange Commission on December 19, 2012)

Exhibit 5
Agreement and Plan of Merger, dated as of December 18, 2012, by and among Alterra Capital Holdings Limited, Markel Corporation and Commonwealth Merger Subsidiary Limited (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Alterra Capital Holdings Limited with the Securities and Exchange Commission on December 19, 2012)

Exhibit 6
Form of Company Shareholder Voting Agreement, dated as of December 18, 2012, by and among Markel Corporation and each of the shareholders of Alterra Capital Holdings Limited listed on Schedule A thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Alterra Capital Holdings Limited with the Securities and Exchange Commission on December 19, 2012)

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 20, 2012

Trident III, L.P.
By:	Stone Point Capital LLC, as manager

	By:	/s/ David Wermuth
Name: David Wermuth
Title: Principal

Trident III Professionals Fund, L.P.
By:	Stone Point Capital LLC, as manager

	By:	/s/ David Wermuth
Name: David Wermuth
Title: Principal

Trident Capital III, L.P.
By:	DW Trident GP, LLC, a general partner

	By:	/s/ David Wermuth
Name: David Wermuth
Title: Sole Member

Stone Point GP Ltd.
By:	/s/ David Wermuth
Name: David Wermuth
Title: Director

Stone Point Capital LLC
By:	/s/ David Wermuth
Name: David Wermuth
Title: Principal

SCHEDULE I

Members of Stone Point Capital LLC

Set forth below is the name and principal occupation of each of the members of Stone Point Capital LLC (“Stone Point”), each general partner of Trident Capital III, L.P. (“Trident GP”), each member of the Investment Committee of Trident GP and each director of Stone Point GP Ltd. (“Trident PF GP”).  Each of the following individuals is a United States citizen.  The business address of each officer is c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830.

Name and Office	Principal Occupation

Charles A. Davis Chief Executive Officer, Stone Point General Partner (through single-member limited liability company) and member of Investment Committee, Trident GP Director, Trident PF GP	Private Equity Investor, Stone Point

Stephen Friedman Chairman, Stone Point Member of Investment Committee, Trident GP	Private Equity Investor, Stone Point

Meryl D. Hartzband Chief Investment Officer, Stone Point General Partner (through single-member limited liability company) and member of Investment Committee, Trident GP Director, Trident PF GP	Private Equity Investor, Stone Point

James D. Carey Senior Principal, Stone Point General Partner (through single-member limited liability company) and member of Investment Committee, Trident GP Director, Trident PF GP	Private Equity Investor, Stone Point

David J. Wermuth

Senior Principal and General Counsel, Stone Point

General Partner (through single-member limited liability company) and member of Investment Committee, Trident GP

Director, Trident PF GP
Private Equity Investor, Stone Point

Nicholas D. Zerbib Senior Principal, Stone Point Member of Investment Committee, Trident GP	Private Equity Investor, Stone Point